Management’s Discussion and Analysis
for the three months ended June 30, 2021

1.     HIGHLIGHTS
FINANCIAL
FIRST QUARTER OF FISCAL 2022

(amounts in millions, except per share amounts, ROCE and book-to-sales)		Q1-2022	Q1-2021	Variance $	Variance %
Income Statement
Revenue		$752.7	$550.5	$202.2	37%
Operating income (loss)[1]		$86.2	$(110.3)	$196.5	178%
Adjusted segment operating income (loss) (SOI)[1]		$98.4	$(2.1)	$100.5	4,786%
Adjusted SOI excluding COVID-19 government support programs[1]		$84.8	$(46.5)	$131.3	282%
Net income (loss) attributable to equity holders of the Company		$46.4	$(110.6)	$157.0	142%
Basic and diluted earnings per share (EPS)		$0.16	$(0.42)	$0.58	138%
Adjusted net income (loss)[1]		$55.6	$(30.3)	$85.9	283%
Adjusted EPS[1]		$0.19	$(0.11)	$0.30	273%
Adjusted net income (loss) excluding COVID-19 government support programs[1]		$45.6	$(62.9)	$108.5	172%
Adjusted EPS excluding COVID-19 government support programs[1]		$0.15	$(0.24)	$0.39	163%
Cash Flows
Free cash flow[1]		$(147.6)	$(92.7)	$(54.9)	(59%)
Net cash used in operating activities		$(129.1)	$(88.4)	$(40.7)	(46%)
Financial Position
Capital employed[1]		$4,917.6	$4,746.8	$170.8	4%
Non-cash working capital[1]		$251.8	$169.6	$82.2	48%
Net debt[1]		$1,669.2	$2,407.5	$(738.3)	(31%)
Return on capital employed (ROCE)[1]	%	5.0%	5.3
Adjusted ROCE[1]	%	6.7%	8.0
Adjusted ROCE excluding COVID-19 government support programs[1]	%	5.3%	7.4
Backlog
Total backlog[1]		$7,934.1	$8,550.9	$(616.8)	(7%)
Order intake[1]		$521.5	$417.1	$104.4	25%
Book-to-sales ratio[1]		0.69	0.76
Book-to-sales ratio for the last 12 months		0.89	0.99

BUSINESS COMBINATIONS
–On April 1, 2021, we acquired the remaining 79% equity interest in the RB Group, a leading provider of fully integrated solutions that modernize the way airlines and business aircraft operators interact with their crew. This acquisition further supports CAE’s expansion into digital flight crew management in our goal to drive additional software-enabled Civil aviation services;
–On June 10, 2021, we acquired GlobalJet Services (GlobalJet), a provider of aviation maintenance training that is recognized around the world for its services for both business and helicopter sectors. This acquisition expands our aircraft platform addressability in the maintenance training market through world-class, regulatory approved training programs.

EVENTS AFTER THE REPORTING PERIOD
–On July 2, 2021, we concluded the previously announced acquisition of the L3Harris Technologies Military Training business (L3H MT) for US$1.05 billion, subject to purchase price adjustments;
–On July 2, 2021, concurrent with the completion of the L3H MT acquisition, 22,400,000 outstanding subscription receipts were converted into CAE common shares on a one-for-one basis;
–On July 2, 2021, we entered into unsecured term loan agreements for an aggregate amount of US$300.0 million to finance part of the payment for the L3H MT acquisition;
–On July 15, 2021, we announced new financial participation, subject to the finalization of definitive agreements, from the Government of Canada and the Government of Québec who will fund up to $190.0 million and $150.0 million, respectively, in the form of partially repayable loans for eligible spending related to R&D projects. The investments will fund Project Resilience, a plan to invest $1 billion in R&D innovations over the next 5 years;
–Effective July 27, 2021, CAE has been selected for inclusion in the S&P/TSX 60 index, which represents the 60 leading businesses in leading industries in Canada.
1 Non-GAAP and other financial measures (see Section 5).
CAE First Quarter Report 2022 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2022 mean the fiscal year ending March 31, 2022;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2021;
–Dollar amounts are in Canadian dollars.

This report was prepared as of August 11, 2021 and includes our management’s discussion and analysis (MD&A), unaudited consolidated interim financial statements and notes for the first quarter ended June 30, 2021. We have prepared it to help you understand our business, performance and financial condition for the first quarter of fiscal 2022. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and based on unaudited figures. For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended June 30, 2021, and our annual audited consolidated financial statements, which you will find in our financial report for the year ended March 31, 2021. The MD&A section of our 2021 financial report also provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our mission;
–Our vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Non-GAAP and other financial measures;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business combinations;
–Events after the reporting period;
–Business risk and uncertainty;
–Related party transactions;
–Changes in accounting policies;
–Controls and procedures;
–Oversight role of Audit Committee and Board of Directors.

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

ABOUT MATERIAL INFORMATION
This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our acquisition of L3H MT, the expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT acquisition with our existing business and teams, other anticipated benefits of the L3H MT acquisition and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.
2 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
Important risks that could cause such differences include, but are not limited to, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, our ability to penetrate new markets, our estimates of the size of our addressable markets and market opportunity may not prove accurate, R&D activities, fixed-price and long‑term supply contracts, strategic partnerships and long-term contracts, backlog, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of our intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, reputational risk, U.S. foreign ownership, control or influence mitigation measures, foreign private issuer status, enforceability of civil liabilities against our directors and officers, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, our reliance on technology and third‑party providers, data privacy, risks relating to the market such as foreign exchange, availability of capital, sales of additional common shares, market price and volatility of our common shares, credit risk, impairment risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws, taxation matters, and risks relating to mergers, acquisitions, joint ventures, strategic alliances or divestitures such as the risk that we will not effectively manage our growth, risks relating to the acquisition of L3H MT, including the integration of the L3H MT business, possible delay or failure to achieve the anticipated benefits and cost synergies, the continued reliance on L3Harris Technologies following the completion of the acquisition, potential undisclosed liabilities related to the acquisition, reliance on information provided by L3Harris Technologies, change of control and other similar provisions and fees, unanticipated acquisition and integration costs, increased indebtedness of CAE after closing of the acquisition, and risks relating to the post-acquisition of the operations of L3H MT, including the fact that the combined company will continue to face the same risks that CAE currently faces, but would also face increased risks relating to increasing Defence business and operations, dependence on U.S. Government contracts for a significant portion of revenue, which are often only partially funded, subject to immediate termination and heavily regulated and audited, U.S. Government’s budget deficit and national debt, fixed-price contracts, ability to successfully obtain export licenses, reliance on subcontractors, uncertain economic conditions in the markets L3H MT participates in, government investigations, and liability risks that may not be covered by indemnity or insurance. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE or the L3H MT business. There can also be no assurance that the strategic and financial benefits expected to result from the L3H MT acquisition will be realized. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information about the risks and uncertainties affecting our business in our 2021 financial report. Any one or more of the factors described above and elsewhere in this MD&A may be exacerbated by the continuing COVID-19 pandemic and may have a heightened negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

CAE First Quarter Report 2022 I 3

Management’s Discussion and Analysis

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this report are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT acquisition, our ability to otherwise complete the integration of the L3H MT business acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT acquisition, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT acquisition and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT acquisition in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies, absence of significant undisclosed costs or liabilities associated with the L3H MT acquisition. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this report, refer to our 2021 financial report. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this report and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate.

3.     ABOUT CAE
3.1       Who we are

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. As testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with more than 11,000 employees, 180 sites and training locations in over 35 countries.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our mission

To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

3.3       Our vision

To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency, and readiness.

4 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
3.4       Our strategy

CAE’s eight pillars of strength
We believe there are eight fundamental strengths that underpin our strategy and investment thesis:
–High degree of recurring business;
–Industry leader with a strong competitive moat;
–Headroom in large markets;
–Technology and industry thought leader;
–Potential for compound growth and superior returns over the long-term;
–Culture of innovation, empowerment, excellence and integrity;
–Excellent and diverse team with a unique social impact on safety;
–Solid financial position and highly cash generative business model.

High degree of recurring business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Over 60% of our business is derived from the provision of technology-enabled services and software-based solutions, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

Industry leader with a strong competitive moat
We are an industry leader in each of our three segments by way of scale, the range of our technological solutions and services, and our global reach. We benefit from a strong competitive moat, fortified by seven decades of industry firsts and by continuously pushing the boundaries using digitally immersive, high-tech training and operational support solutions. Our broad global training network, unique end‑to‑end cadet to captain training capacities, technology-intensive training and operational support solutions, deep subject matter expertise and industry thought leadership, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Headroom in large markets
We provide innovative training and operational support solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. We believe significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share and expand along adjacencies over the long-term.

Technology and industry thought leader
CAE is a high-tech training and operational support solutions company and an industry thought leader in the application of modelling and simulation, virtual reality and advanced analytics to create highly innovative and digitally immersive training and operational support solutions for customers in civil aviation, defence and security and healthcare.

Potential for compound growth and superior returns over the long-term
In each of our businesses, we believe we have the potential to grow at a rate superior to our underlying markets because of our potential to gain share within the markets we serve and expand through adjacencies. Our rising proportion of recurring revenue is largely driven by our customers’ ongoing training, operational support requirements and our ability to assist them with these critical activities by means of our highly innovative products, and technology- and software-enabled service solutions. We leverage our leading market position to deepen and expand our customer relationships and gain more share of their critical responsibilities. We expect to optimize and increase the utilization of our global training network and to deploy new assets with accretive returns, over the long-term.

Culture of innovation, empowerment, excellence and integrity
One CAE is the internal mantra that represents our culture of innovation, empowerment, excellence and integrity. It is the combination of these four key attributes that provides CAE with its market leadership, strong reputation and high degree of customer intimacy.

Excellent and diverse team with a unique social impact on safety
CAE prides itself in having an excellent and diverse team with a unique social impact on safety. Each day, our employees support our customers’ most critical operations with the most innovative solutions and in doing so, they help make the world a safer place. We help make air travel and healthcare safer and help our defence forces maintain security.

Solid financial position and highly cash generative business model
A constant priority for CAE is the maintenance of a solid financial position and we use established criteria to evaluate capital allocation opportunities. Our business model and training network, specifically, is highly cash generative by nature.

CAE First Quarter Report 2022 I 5

Management’s Discussion and Analysis

3.5       Our operations

We provide digitally immersive training and operational support solutions to three markets globally:
–The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;
–The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs.

IMPACT OF THE COVID-19 PANDEMIC
Over a year since the outbreak of the novel coronavirus (SARS-CoV-2/COVID-19), the COVID-19 pandemic continues to adversely affect our business and financial results due to unprecedented uncertainty in the global economy, the global air transportation environment, air passenger travel and CAE's business. These adverse economic conditions are expected to continue for as long as the measures taken to contain the spread of the COVID-19 virus persist and certain adverse economic conditions could continue even upon the gradual removal of such measures and thereafter, especially in the global air transportation environment and air passenger travel.

We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic.

We entered this pandemic from a position of strength with a global leading market position, a balanced business with recurring revenue streams, and a solid financial position. We are a highly agile organization and we have taken decisive yet flexible actions to help protect our people and operations over the short-term. Our world-class operational and functional processes, best-in-class global supply chain, broad global footprint and short prototype-to-production cycle time underscore our unique capabilities.

Throughout the downturn we executed several initiatives, both internally and externally, in order to strengthen CAE and enable us to emerge from the pandemic a stronger company. Last year, we successfully completed public equity offerings and private placements of subscription receipts and common shares allowing us to complete certain strategic transactions and to pursue a pipeline of growth opportunities. Since the third quarter of fiscal 2021, we closed five acquisitions within the Civil aviation market and, on July 2, 2021, completed the largest acquisition in CAE’s history in Defence, demonstrating that we are focused on deploying the capital we raised to bolster our position and expand our addressable markets, our global customer base and our suite of solutions for our customers during this unprecedented period of disruption. We also announced a restructuring program to best serve the market for which we expect to realize annual recurring cost savings ramping up to approximately $65 to $70 million by the end of this fiscal year.

Together, we believe this gives us the necessary agility to resume long-term growth when global air travel fully recovers. Overall, we believe the resumption of our recovery remains highly dependent on the timing and rate at which travel restrictions and quarantines can eventually be safely lifted and normal activities resume.

You will find more details on the impacts of the COVID-19 pandemic on our business in Results by Segment as well as in Our Operations and Business Risk and Uncertainty in our fiscal 2021 financial report.

6 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as end to end digitally-enabled crew management, training operations solutions and optimization software.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships, and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of more than 60 training locations, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 319 full-flight simulators (FFSs)2, including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE RiseTM), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the development of new pilots, CAE operates the largest ab initio flight training network in the world and has over 20 cadet training programs globally. In resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers, and MRO companies worldwide. And in crew management, CAE provides robust crew operations and optimization software, helping airlines and business aircraft operators make optimal data-driven decisions.

Quality, fidelity, reliability, and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture, and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. For example, as we are entering a new era of aviation with advanced air mobility, disruptive aerospace companies are building new aircraft types from the ground up. This will create a large demand for trained professional pilots to safely fly both passengers and cargo across markets. CAE has already partnered with two of the leading electric vertical takeoff and landing (eVTOL) developers, including Jaunt Air Mobility to build an engineering simulator which will accelerate cockpit design and system development and will reduce the airworthiness flight time, and Volocopter to develop an eVTOL pilot training program in preparation for Volocopter’s first eVTOL aircraft entry-into-service. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best‑in‑class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

While reductions in domestic and international passenger demand as a result of the COVID-19 pandemic have severely impacted the aviation industry, we are starting to see an increase in commercial and business traffic. As per the International Air Transport Association's (IATA) latest forecast issued May 26, 2021, they expect annual domestic and international passenger demand, or revenue passenger-kilometers (RPKs), to be 52% of calendar 2019 pre-COVID levels, which would be a 53% improvement over calendar 2020. Additionally, IATA now expects RPKs to recover to 2019 levels by calendar 2023. For the first half of calendar 2021, RPKs decreased by 67% compared to the first half of calendar 2019, but there have been month-over-month improvements in reported RPKs since February 2021. Air Cargo is continuing to see strong performance with an increase of 8% in cargo tonne‑kilometers for the first six months of calendar 2021 compared to 2019. Among the regions, North America was the strongest with a 20% increase.

In business aviation, U.S. Federal Aviation Administration reported an increase of 2% in the total number of business jet flights, which includes all domestic and international flights, compared to the first half of calendar 2019. Additionally, monthly business jet activity has surpassed pre-COVID 2019 levels for the last four months, specifically with June 2021 showing an 18% improvement over June 2019. Similarly, according to Eurocontrol, the European Organisation for the Safety of Air Navigation, the total number of business aviation flights in Europe has continued to improve and is gradually returning to pre-COVID 2019 levels. In the first half of calendar 2021, Eurocontrol reported a 16% decrease compared to the first half of calendar 2019, however June 2021 was almost on par with June 2019 at only a 1% decrease.

In November 2020, we released our 2020-2029 Pilot Demand Outlook in which we estimate an expected global requirement of 264,000 new pilots in the civil aviation industry to sustain growth and support mandatory retirements over the next ten years. In the short-term, we estimate that approximately 27,000 of these new professional pilots are expected to be needed starting in late calendar 2021. Furthermore, in June 2021, we released a report on Pilot Training for Advanced Air Mobility (AAM) which estimates that AAM will create an additional surge in demand for pilots, which could be close to 60,000 pilots by 2028.

We believe CAE’s Civil Aviation Training Solutions segment is positioned as a gateway in a highly regulated, secular growth market, with an addressable market estimated at approximately $6.2 billion, and headroom for growth.

2 Non-GAAP and other financial measures (see Section 5).
CAE First Quarter Report 2022 I 7

Management’s Discussion and Analysis

Market drivers
Demand for training solutions in the civil aviation market is driven by the following:
–Pilot training and industry regulations;
–Safety and efficiency imperatives of commercial airlines and business aircraft operators;
–Expected long-term secular global growth in air travel;
–Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft;
–Demand for trained aviation professionals.

Profitability drivers
We believe profitability drivers for CAE’s civil aviation market include the following:
–Favourable business mix drivers, including large market headroom in training services;
–Potential to increase the ratio of wet versus dry training in commercial training;
–Expansion of operational support offering by using advanced analytics, software solutions and digital technology to enhance our value offering across the whole organization;
–Operational excellence programs expected to realize significant annual recurring cost savings;
–Training outsourcing and partnerships.

DEFENCE AND SECURITY MARKET
We are a training and mission support solutions provider for defence forces across multi-domain operations, and for government organizations responsible for public safety.

We are adapting our Defence and Security business to confront the realities our customers are facing and aligning the business so that we are best positioned to address the needs of our defence and security customers. First and foremost is the shift in the nature of warfare for the United States and its allies from focusing on an asymmetric, counterterrorism engagement to the need to prepare for a near-peer threat across multi-domain operations – air, land, maritime, space and cyber. This shift, combined with the budget challenges that will be manifested because of higher deficits, will push more training towards cost-effective virtual environments. In addition, these immersive virtual and synthetic environments will become much more prevalent as the only way for defence forces to “train like they fight” across multi-domain operations.

To address the market requirements, we have established a clear strategy for the Defence and Security business unit that outlines the strategic imperatives we are focusing on. We are aligning to the U.S. National Defense Strategy that demands training and readiness across multi-domain operations, developing strategic partnerships on next-generation platforms, expanding and extending our addressable markets, and positioning to pursue larger opportunities globally. Subsequent to the end of the first quarter of fiscal 2022, we concluded the previously announced L3H MT acquisition, which is expected to accelerate our strategy and capability for each of these strategic imperatives.

We are a global leader in the development and delivery of training and mission support solutions for defence forces. Increasingly, we are focused on digital technologies and data-driven solutions that help our defence customers plan, prepare, and analyze to enhance performance and make better decisions across multi-domain operations. Most militaries use a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer‑generated simulations. While militaries will always do some level of live training exercises, we believe there will be an increasing reliance on immersive synthetic environments and virtual training in order to prepare for the peer versus peer threat across multi-domain operations. Importantly, these immersive synthetic environments will also be used for mission and operational support by enabling course of action analysis and decision support.

Training Solutions
We are a platform-agnostic training systems integrator capable of helping defence forces achieve an optimal balance of integrated live-virtual-constructive training to achieve mission preparedness. Following the acquisition of L3H MT, we have solidified our leadership in the air domain, augmented our capabilities in land and maritime, and established an induction to space and cyber. Our expertise in training, further enhanced by our acquisition of L3H MT, spans a broad variety of aircraft, including fighters, bombers, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. We are continuing to leverage our training systems integration capabilities in the maritime domain to provide training solutions, as evidenced by the program to provide the United Arab Emirates Navy with a comprehensive Naval Training Centre. The acquisition of L3H MT brings experience on submarine training to complement CAE’s existing experience on surface ship training. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. The acquisition of L3H MT brings us into the space domain, as evidenced by the position on the Ground Based Strategic Deterrent program for the U.S. Air Force, as well as additional cyber capabilities through programs such as the U.S. Air Force’s Simulator Common Architecture Requirements and Standards.

8 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
As a training systems integrator, we can offer our customers a comprehensive range of innovative training solutions, ranging from digital learning environments and mixed reality capabilities to integrated live, virtual and constructive training in a secure networked environment. Our solutions typically include a combination of training services, products and software tools designed to cost‑effectively maintain and enhance safety, efficiency, and readiness. We have a wealth of experience delivering and operating outsourced training solutions with facilities that are government‑owned government-operated; government-owned contractor‑operated; or contractor-owned contractor‑operated. We offer training needs analysis, training media analysis, courseware, instructional systems design, facilities, tactical control centres, synthetic environments, mixed reality solutions, a range of simulators and training devices, live assets, digital media classrooms, distributed training, scenario development, instructors, training centre operations, and a continuous training improvement process leveraging big data analytics.

We have delivered simulation products and training services to approximately 60 defence forces in over 50 countries. We provide training support services such as contractor logistics support, maintenance services, systems engineering, staff augmentation, classroom instruction and simulator training at over 120 sites around the world, including our joint ventures. We also support live flying training, such as the live training delivered as part of the U.S. Air Force Initial Flight Training program where all U.S. Air Force pilot candidates begin their aviation career. Other programs where we support live flying training include the North Atlantic Treaty Organization (NATO) Flying Training in Canada, the International Flight Training School (IFTS) in Italy, a joint venture between CAE and Leonardo, and the Army Fixed-Wing Flight Training programs in the U.S., as we help our customers achieve an optimal balance across their training enterprise.

Mission and Operational Support Solutions
Increasingly, we are engaged with defence customers to leverage synthetic environments and digital immersion technologies to provide a range of mission support solutions, including analytics and systems engineering, decision support and staff augmentation. For example, we are now the prime contractor for the U.S. Special Operations Command on a program called the Mission Command System Common Operational Picture that will deliver enhanced and improved global situational awareness. In addition, we are part of the development of a Single Synthetic Environment for the United Kingdom’s Strategic Command, the major organization of the British Armed Forces responsible for leading integration across all domains — cyber, space, maritime, land and air. We are continuing to expand and extend our addressable market into mission and operational support as we leverage our modeling and simulation expertise to enable defence forces to use synthetic environments for planning, analysis and operational decision support.

We believe CAE’s Defence & Security business unit is positioned as the partner of choice for training and operational support across multi-domain operations and is focused on becoming a global leader in digitally immersive training and operational support solutions. We estimate our addressable Defence market opportunity across all five operational domains to be approximately $14 billion with the largest opportunity still remaining in the air domain where CAE is the platform‑agnostic leader, a position that has been further solidified with the acquisition of L3H MT.

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following:
–Defence budgets;
–Installed base of enduring defence platforms and new customers;
–Attractiveness of outsourcing training, maintenance and operational support services;
–Pilot and aircrew recruitment, training and retention challenges faced by militaries globally;
–Desire to integrate training systems to achieve efficiencies and mission readiness;
–Need for synthetic environments to conduct complex and integrated multi-domain exercises;
–Desire of governments and defence forces to increase the use of synthetic environments, for training, planning, analysis and decision support;
–Adoption of new and innovative digital technologies for training;
–Relationships with OEMs for simulation and training.

Profitability drivers
We believe profitability drivers for CAE’s defence and security market include the following:
–Increasing mix of international business opportunities, including foreign military sales (FMS);
–Operational focus on improving contracting, sub-contracting and program delivery quality processes;
–Expansion of mission and operational support offering by using advanced analytics and synthetic environment software solutions;
–Operational excellence programs expected to realize significant annual recurring cost savings.

CAE First Quarter Report 2022 I 9

Management’s Discussion and Analysis

HEALTHCARE MARKET
We offer integrated education and training solutions, including surgical and imaging simulations, curricula, audiovisual and centre management platforms and patient simulators, to healthcare students and clinical professionals across the career life cycle.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. As such, we have established four CAE Healthcare Centres of Excellence to date to improve clinical education and develop new training technologies and curricula for healthcare professionals and students. We see the healthcare simulation market expanding, with a shift in the U.S. from fee‑for‑service to value-based care in hospitals, and with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer one of the broadest and most innovative portfolio of medical training solutions, including patient, ultrasound and interventional (surgical) simulators, audiovisual and centre management platforms, augmented reality applications, e-learning and curricula for simulation-based healthcare education and training. We have provided training solutions to customers in more than 80 countries that are currently supported by our global network. We are a leader in patient simulators which are based on advanced models of human physiology that realistically mimic human responses to clinical interventions. For example, our high-fidelity childbirth simulator, CAE Lucina, was designed to offer exceptional realism for simulated scenarios of both normal deliveries and rare maternal emergencies. Throughout the past two years, we have continued to invest in the development of new products to address growing demand in the healthcare simulation market. We launched the CAE Juno clinical skills manikin, which enables nursing programs to adapt to the decreased access to live patients due to the complex conditions of hospital patients and the liability concerns in healthcare; the CAE Ares emergency care manikin designed for advanced life support and American Heart Association (AHA) training; and the CAE Luna, which is an innovative critical-care simulation for newborns and infants. With these solutions, we are providing several of the industry's most innovative learning tools to academic institutions, which represent the largest segment of the healthcare simulation market. We continue to push the boundaries of technology, becoming the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market and the first to introduce an ultrasound simulator with 3D/4D scanning and multiplanar reconstruction to increase training capabilities, realism and accuracy. We continue to integrate augmented and virtual reality into our advanced software platforms to deliver custom training solutions and ground-breaking products.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in Canada, Germany, the U.K. and U.S. Our Healthcare Academy includes more than 50 adjunct faculty consisting of nurses, respiratory therapists, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 200 Learning Modules and over 3,500 Simulated Clinical Experience courseware packages for our customers across all our platforms.

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In collaboration with the American Society of Anesthesiologists, we have released five online modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for Maintenance of Certification in Anesthesiology and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through industry partnerships with medical device companies, we have developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers as well as a modular, portable catheterization laboratory interventional simulator, CAE CathLabVR, which was introduced to the cardiac simulation community in September 2018. In January 2018, we announced a collaboration with the AHA to establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved.

We see future opportunities arising in the Healthcare business, including our new digital and virtual learning products and increased recognition of the value of simulation-based preparedness for pandemics and other high-risk scenarios. This is supported by professional organizations, such as the International Nursing Association of Clinical Simulation and Learning and the Society for Simulation in Healthcare, who are proposing that regulatory bodies and policymakers demonstrate flexibility by allowing the replacement of clinical hours usually completed in a live healthcare setting with that of virtually simulated experiences as a result of the COVID-19 pandemic.

We believe CAE’s Healthcare segment is positioned as a leader in developing healthcare professionals through technology, educational content and training, with an estimated healthcare simulation market of approximately US$1.7 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia.

10 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:
–Limited access to live patients during training;
–Medical and mixed reality technology revolution;
–Rising use of simulation, with a demand for innovative and custom training approaches to prevent medical errors;
–Increased focus on disaster preparedness, alongside chronic shortage of medical professionals;
–Growing emphasis on patient safety and outcomes.

You will find more information about our operations in our fiscal 2021 financial report, AIF or our Annual Activity and Corporate Social Responsibility Report.

4.     FOREIGN EXCHANGE
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	June 30	March 31	Increase /
	2021	2021	(decrease)
U.S. dollar (US$ or USD)	1.24	1.26	(2%)
Euro (€ or EUR)	1.47	1.47	—%
British pound (£ or GBP)	1.71	1.73	(1%)

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	June 30	June 30	Increase /
	2021	2020	(decrease)
U.S. dollar (US$ or USD)	1.23	1.39	(12%)
Euro (€ or EUR)	1.48	1.53	(3%)
British pound (£ or GBP)	1.72	1.72	—%

The effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in this quarter’s revenue of $44.9 million and a decrease in net income of $5.3 million when compared to the first quarter of fiscal 2021. We calculated this by translating the current quarter foreign currency revenue and net income using the average monthly exchange rates from the prior year’s first quarter and comparing these adjusted amounts to our current quarter reported results. You will find more details about our foreign exchange exposure and hedging strategies in Business Risk and Uncertainty in our 2021 financial report.

CAE First Quarter Report 2022 I 11

Management’s Discussion and Analysis

5.     NON-GAAP AND OTHER FINANCIAL MEASURES
This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.

Changes in non-GAAP measures and comparative figures
In the fourth quarter of fiscal 2021, we have changed the designation of the following profitability measures, without changing the composition of these financial measures:
–Operating income (formerly operating profit);
–Adjusted segment operating income (formerly segment operating income before specific items);
–Adjusted EBITDA (formerly EBITDA before specific items);
–Adjusted net income (formerly net income before specific items); and
–Adjusted earnings per share (formerly earnings per share before specific items).

We have also introduced new non-GAAP measures to reflect the impact of COVID-19 government support programs on the above metrics in order to incorporate recently published and evolving guidance by the Canadian Securities Administrators. These measures do not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results, as discussed in section 5.2 “Non‑GAAP measure reconciliations” of this MD&A.

In addition, we no longer use segment operating income as a non-GAAP measure as it has been replaced with adjusted segment operating income.

Comparative figures have been reclassified to conform to these adopted changes in presentation.

5.1       Non-GAAP and other financial measure definitions

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-GAAP measure calculated by excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring, integration and acquisition costs and, impairments and other gains and losses, after tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. Refer to section 5.2 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

Adjusted net income or loss
Adjusted net income or loss is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. Refer to section 5.2 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

Adjusted segment operating income or loss (SOI)
Adjusted segment operating income or loss is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Adjusted segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods. Additionally, adjusted segment operating income or loss is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.
12 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
Adjusted segment operating income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. While management is aware of such further adjusted measure, it is not specifically employed by management as a profitability measure for making decisions about allocating resources to segments and assessing segment performance. Refer to section 5.2 “Non‑GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

Capital employed
Capital employed
Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to section 9.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Return on capital employed (ROCE)
ROCE is used to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Capital expenditures (maintenance and growth) from property, plant and equipment
Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow
Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to section 8.1 “Consolidated cash movements” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Gross profit
Gross profit is a non-GAAP measure equivalent to the operating income excluding research and development expenses, selling, general and administrative expenses, other gains and losses, after tax share in profit or loss of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.

Net debt
Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to section 9.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net debt-to-EBITDA is calculated as net debt divided by the last twelve months EBITDA. EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further excludes restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events. Refer to section 5.2 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

CAE First Quarter Report 2022 I 13

Management’s Discussion and Analysis

Non-cash working capital
Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to section 9.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Operating income or loss
Operating income or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it facilitates the comparison across reporting periods, and with companies and industries that do not have the same capital structure or tax laws.

Order intake and Backlog
Order intake
Order intake is a non-GAAP measure that represents the expected value of orders we have received:
–For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Backlog
Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

Research and development expenses (R&D)
Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Simulator equivalent unit (SEU)
Simulator equivalent unit
SEU is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Utilization rate
Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.
14 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
5.2       Non-GAAP measure reconciliations

Reconciliation of adjusted segment operating income

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
Three months ended June 30	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$59.0	$(97.9)	$22.6	$(9.2)	$4.6	$(3.2)	$86.2	$(110.3)
Restructuring, integration and acquisition costs	10.7	—	1.1	—	0.4	—	12.2	—
Impairments and other gains and losses incurred
in relation to the COVID-19 pandemic(1)	—	81.7	—	26.5	—	—	—	108.2
Adjusted segment operating income (loss)	$69.7	$(16.2)	$23.7	$17.3	$5.0	$(3.2)	$98.4	$(2.1)
COVID-19 government support programs	5.2	22.6	8.0	20.6	0.4	1.2	13.6	44.4
Adjusted SOI excluding COVID-19 government
support programs	$64.5	$(38.8)	$15.7	$(3.3)	$4.6	$(4.4)	$84.8	$(46.5)

Reconciliation of adjusted net income and adjusted earnings per share

	Three months ended
	June 30
(amounts in millions, except per share amounts)	2021	2020
Net income (loss) attributable to equity holders of the Company	$46.4	$(110.6)
Restructuring, integration and acquisition costs, after tax	9.2	—
Impairments and other gains and losses incurred in relation
to the COVID-19 pandemic(1), after tax	—	80.3
Adjusted net income (loss)	$55.6	$(30.3)
COVID-19 government support programs, after tax	10.0	32.6
Adjusted net income (loss) excluding COVID-19 government support programs	$45.6	$(62.9)

Average number of shares outstanding (diluted)	295.8	265.7

Adjusted EPS	$0.19	$(0.11)
Adjusted EPS excluding COVID-19 government support programs	$0.15	$(0.24)

Reconciliation of EBITDA and adjusted EBITDA

	Last twelve months ending
	June 30
(amounts in millions)	2021	2020
Operating income	$244.9	$315.9
Depreciation and amortization	305.0	317.2
EBITDA	$549.9	$633.1
Restructuring, integration and acquisition costs	136.2	13.4
Impairments and other gains and losses incurred in relation to the COVID-19 pandemic(1)	—	108.2
Impairment of goodwill	—	37.5
Adjusted EBITDA	$686.1	$792.2
COVID-19 government support programs	(96.6)	(44.4)
Adjusted EBITDA excluding COVID-19 government support programs	$589.5	$747.8

(1) Mainly from impairment charges on non-financial assets and amounts owed from customers. This reconciling item does not adjust for any operational elements, including COVID-19 heightened employee costs. Since fiscal 2021, we carried higher employee costs than we would have otherwise been carrying as amounts received under COVID-19 government support programs either flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries, or the amounts were offset by the increased costs we incurred in revoking some of our initial cost saving measures including eliminating salary reductions and bringing back employees who were previously placed on furlough or reduced work weeks. We also incurred additional operating costs including the purchase of personal protective equipment, increased sanitary measures to protect the health and safety of our employees and costs of safety protocols implemented. These higher costs have been included in our results. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs.

CAE First Quarter Report 2022 I 15

Management’s Discussion and Analysis

6.     CONSOLIDATED RESULTS
6.1      Results from operations – first quarter of fiscal 2022

(amounts in millions, except per share amounts)		Q1-2022	Q4-2021	Q3-2021	Q2-2021	Q1-2021
Revenue		$752.7	894.3	832.4	704.7	550.5
Cost of sales		$538.9	657.2	603.5	513.7	442.5
Gross profit[3]		$213.8	237.1	228.9	191.0	108.0
As a % of revenue	%	28.4	26.5	27.5	27.1	19.6
Research and development expenses[3]		$23.5	22.5	36.5	25.6	20.1
Selling, general and administrative expenses		$105.9	111.5	105.3	88.2	93.9
Other (gains) and losses		$(5.7)	(0.7)	(1.5)	(2.7)	96.6
After-tax share in (profit) loss of equity accounted investees		$(8.3)	(2.4)	(8.6)	0.6	7.7
Restructuring, integration and acquisition costs		$12.2	58.6	14.3	51.1	—
Operating income (loss)[3]		$86.2	47.6	82.9	28.2	(110.3)
As a % of revenue	%	11.5	5.3	10.0	4.0	—
Finance expense – net		$28.6	32.0	33.3	35.2	35.1
Earnings (loss) before income taxes		$57.6	15.6	49.6	(7.0)	(145.4)
Income tax expense (recovery)		$10.3	(3.2)	(0.1)	(1.0)	(35.4)
As a % of earnings (loss) before income taxes
(income tax rate)%		18	(21)	—	14	24
Net income (loss)		$47.3	18.8	49.7	(6.0)	(110.0)
Attributable to:
Equity holders of the Company		$46.4	19.8	48.8	(5.2)	(110.6)
Non-controlling interests		$0.9	(1.0)	0.9	(0.8)	0.6
		$47.3	18.8	49.7	(6.0)	(110.0)
EPS attributable to equity holders of the Company
Basic and diluted		$0.16	0.07	0.18	(0.02)	(0.42)

Adjusted segment operating income (loss)[3]		$98.4	106.2	97.2	79.3	(2.1)
Adjusted SOI excluding COVID-19 government support programs[3]		$84.8	69.0	86.6	44.1	(46.5)
Adjusted net income (loss)[3]		$55.6	63.2	60.0	34.2	(30.3)
Adjusted net income (loss) excluding COVID-19 government
support programs[3]		$45.6	35.9	52.2	8.4	(62.9)
Adjusted EPS[3]		$0.19	0.22	0.22	0.13	(0.11)
Adjusted EPS excluding COVID-19 government support programs[3]		$0.15	0.12	0.19	0.03	(0.24)

Revenue was 37% higher compared to the first quarter of fiscal 2021
Revenue was $202.2 million higher than the first quarter of fiscal 2021. Increases in revenue were $184.9 million, $9.3 million and $8.0 million for Civil Aviation Training Solutions, Healthcare and Defence and Security respectively.

You will find more details in Results by segment.

Gross profit was $105.8 million higher compared to the first quarter of fiscal 2021
Gross profit was $213.8 million this quarter, or 28.4% of revenue, compared to $108.0 million, or 19.6% of revenue, in the first quarter of fiscal 2021 as savings from the comprehensive program put in place to structurally lower our cost base are beginning to ramp up.

Adjusted segment operating income was $100.5 million higher compared to the first quarter of fiscal 2021
Operating income this quarter was $86.2 million (11.5% of revenue), compared to a loss of $110.3 million in the first quarter of fiscal 2021. Adjusted segment operating income was $98.4 million this quarter (13.1% of revenue), compared to a loss of $2.1 million in the first quarter of fiscal 2021. Increases in adjusted segment operating income were $85.9 million, $8.2 million and $6.4 million for Civil Aviation Training Solutions, Healthcare and Defence and Security respectively.

3 Non-GAAP and other financial measures (see Section 5).
16 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
Adjusted segment operating income excluding COVID-19 government support programs was $131.3 million higher compared to the first quarter of fiscal 2021
To minimize the impact on employees through this difficult period, CAE has accessed government emergency relief measures and wage subsidy programs available around the world, including the Canada Emergency Wage Subsidy (CEWS) program. CAE was eligible for the CEWS subsidy program during the three months ended June 30, 2021, and the wage subsidies were applied as a substitute for some of the cost saving measures previously taken and to alleviate some of the impact on affected employees. The Government of Canada has proposed to extend the CEWS program to October 2021, however CAE's participation in the CEWS program ceased on June 5, 2021.

Adjusted segment operating income excluding COVID-19 government support programs was $84.8 million (11.3% of revenue), compared to a loss of $46.5 million in the first quarter of fiscal 2021, representing an increase of $131.3 million. The increase was $103.3 million, $19.0 million and $9.0 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

During the quarter we also carried higher employee costs than we would have otherwise been carrying as amounts received under these programs flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries. We also incurred additional operating costs including the purchase of personal protective equipment, increased sanitary measures to protect the health and safety of our employees and costs of safety protocols implemented. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs.

You will find more details in Results by segment.

Net finance expense was $6.5 million lower compared to the first quarter of fiscal 2021
The decrease was mainly due to lower interest expense on long-term debt, lower interest expense on lease liabilities and higher interest income earned during the quarter.

Income tax rate was 18% this quarter
Income taxes this quarter were $10.3 million, representing an effective tax rate of 18%, compared to 24% for the first quarter of fiscal 2021.

The income tax rate was impacted by the restructuring costs this quarter. Excluding the effect of the restructuring costs, the income tax rate would have been 19% this quarter. On this basis, the decrease in the tax rate this quarter compared to the first quarter of fiscal 2021 was mainly attributable to a beneficial impact on tax assets from an adjustment resulting from the substantially enacted change in the UK statutory tax rate this year, and last year's impairment charges on non-financial assets and amounts owed from customers incurred in relation to the COVID-19 pandemic and impact of tax audits in Canada, partially offset by the change in the mix of income from various jurisdictions.

CAE First Quarter Report 2022 I 17

Management’s Discussion and Analysis

6.2      Restructuring, integration and acquisition costs

	Three months ended
	June 30
(amounts in millions)	2021	2020
Integration and acquisition costs	$5.4	$—
Impairment of non-financial assets	2.1	—
Severances and other employee related costs	1.3	—
Other costs	3.4	—
Total restructuring, integration and acquisition costs	$12.2	$—

On August 12, 2020, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint and adjusting our business to correspond with the expected level of demand and the structural efficiencies that will be enduring.

As a result of these measures, we expect to record restructuring expenses of approximately $170 million for the entire program, of which $124.0 million was already incurred and reported during fiscal 2021, consisting mainly of real estate costs, asset relocations and other direct costs related to the optimization of our footprint and employee termination benefits, which have been carried out throughout fiscal 2021 and into fiscal 2022.

6.3      Consolidated orders and total backlog

Total backlog4 down 3% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2021
Obligated backlog[4], beginning of period	$6,412.6
'+ order intake[4]	521.5
- revenue	(752.7)
+ / - adjustments	(9.3)
Obligated backlog, end of period	$6,172.1
Joint venture backlog[4] (all obligated)	316.3
Unfunded backlog and options[4]	1,445.7
Total backlog	$7,934.1

Adjustments this quarter were mainly due to negative foreign exchange movements, partially offset by the revaluation of prior year contracts.

The book-to-sales ratio4 for the quarter was 0.69x. The ratio for the last 12 months was 0.89x.

You will find more details in Results by segment.

4 Non-GAAP and other financial measures (see Section 5).
18 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
7.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:

–Civil Aviation Training Solutions;
–Defence and Security;
–Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

7.1      Civil Aviation Training Solutions

FIRST QUARTER OF FISCAL 2022 EXPANSIONS AND NEW INITIATIVES

Acquisitions
–On April 1, 2021, we acquired the remaining 79% equity interest in the RB Group, a leading provider of fully integrated solutions that modernize the way airlines and business aircraft operators interact with their crew. This acquisition further supports CAE’s expansion into digital flight crew management in our goal to drive additional software-enabled Civil aviation services;
–On June 10, 2021, we acquired GlobalJet Services (GlobalJet), a provider of aviation maintenance training that is recognized around the world for its services for both business and helicopter sectors. This acquisition expands our aircraft platform addressability in the maintenance training market through world-class, regulatory approved training programs.

Expansions
–We, together with Emirates Airlines, expanded our training capacity in Dubai with the addition of the first Global 7500 FFS at the Al Garhoud- Emirates-CAE Flight Training joint venture in Dubai, UAE;
–We launched our commercial aviation network in Bangkok, Thailand with the deployment of one new Airbus A320 FFS at our recently opened training center.

New programs and products
–We have been selected by Jaunt Air Mobility to lead the design and development of the Jaunt Aircraft Systems Integration Lab for their new all-electric vertical take-off and landing (eVTOL) aircraft;
–We announced a strategic partnership with Volocopter to develop, certify, and deploy an innovative pilot training program and courseware development for eVTOL operations;
–Through our acquisition of the RB Group, we now offer the Rosterbuster application that allows airline crews to connect to one another, manage operations and schedules and communicate with ease.

ORDERS
Civil Aviation Training Solutions obtained contracts this quarter expected to generate revenues of $338.1 million including contracts for 5 FFSs sold in the quarter including:
–One Global 6500 to Emirates-CAE Flight Training;
–Four FFSs to undisclosed customers.

Notable contract awards for the quarter included:
–A 10-year exclusive commercial aviation training agreement with Scandinavian Airlines (SAS) in Europe;
–A 10-year exclusive commercial aviation training agreement with WestJet;
–A 3-year business aviation training agreement with Avcon Jet AG in Europe;
–A 4-year business aviation training agreement with Journey Aviation;
–A 4-year business aviation training agreement with GAMA Aviation.

CAE First Quarter Report 2022 I 19

Management’s Discussion and Analysis

FINANCIAL RESULTS
(amounts in millions, except SEU, FFSs, utilization rate and FFS deliveries)		Q1-2022	Q4-2021	Q3-2021	Q2-2021	Q1-2021
Revenue		$432.9	388.2	412.2	364.5	248.0
Operating income (loss)		$59.0	40.5	48.4	15.5	(97.9)
Adjusted SOI		$69.7	66.6	62.0	51.9	(16.2)
As a % of revenue	%	16.1	17.2	15.0	14.2	—
Adjusted SOI excluding COVID-19 government
support programs		$64.5	46.9	58.4	34.2	(38.8)
As a % of revenue	%	14.9	12.1	14.2	9.4	—
Depreciation and amortization		$55.5	58.2	58.2	58.9	67.6
Property, plant and equipment expenditures		$70.2	40.7	21.2	11.7	15.2
Intangible assets and other assets expenditures		$9.8	9.9	8.4	4.8	4.8
Capital employed[5]		$3,885.5	3,808.1	3,792.6	3,737.6	3,771.3
Total backlog		$4,200.4	4,293.1	4,198.1	4,399.4	4,541.1
SEU[5]		243	240	245	251	246
FFSs in CAE's network[5]		319	317	320	308	304
Utilization rate[5]	%	56	55	50	49	33
FFS deliveries		11	14	10	10	2

Revenue up 75% compared to the first quarter of fiscal 2021
Last year, during the first quarter of fiscal 2021, we experienced a significant decrease in demand for training products and services as a result of the reduction in airlines’ global operations, disruption to the global air transportation environment and diminished commercial air passenger travel as a result of the COVID-19 pandemic. Since then we have seen gradual recoveries from the initial impacts of the COVID-19 pandemic in regards to improved utilization of the FFSs in our network.

For the first quarter of fiscal 2022, the increase in revenue compared to the first quarter of fiscal 2021 was due to higher revenue recognized from simulator sales mainly driven by higher deliveries and program mix, and increased utilization mainly in Europe and in the Americas. The increase was partially offset by an unfavourable foreign exchange impact on the translation of foreign operations.

Adjusted segment operating income up $85.9 million compared to the first quarter of fiscal 2021
Adjusted segment operating income was $69.7 million (16.1% of revenue) this quarter, compared to a loss of $16.2 million in the first quarter of fiscal 2021.

Adjusted segment operating income increased by $85.9 million over the first quarter of fiscal 2021. The increase was mainly due to higher revenues, as described above and the ramping up of savings from the comprehensive program put in place to structurally lower our cost base. The increase was partially offset by an increase in selling, general and administrative expenses due to the easing of prior year temporary cost containment measures introduced in the first quarter of fiscal 2021 and lower government support programs obtained in relation to the COVID-19 pandemic.

Adjusted segment operating income excluding COVID-19 government support programs up $103.3 million over the first quarter of fiscal 2021
During the quarter, $5.2 million of COVID-19 government support programs were credited to income compared to $22.6 million in the first quarter of fiscal 2021. On this basis, and without adjusting for the COVID-19 heightened operating costs that we continued to incur, adjusted segment operating income excluding COVID-19 government support programs was up $103.3 million over the same period last year.

Property, plant and equipment expenditures at $70.2 million this quarter
Growth capital expenditures were $60.6 million for the quarter and maintenance capital expenditures were $9.6 million.

Capital employed increased by $77.4 million from last quarter
The increase over last quarter was due to higher non-cash working capital primarily resulting from lower contract liabilities and accounts payable and accrued liabilities and higher accounts receivable, partially offset by lower inventories. The increase was also due to higher property, plant and equipment and right-of-use assets, and partially offset by movements in foreign exchange rates.

5 Non-GAAP and other financial measures (see Section 5).
20 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
Total backlog down 2% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2021
Obligated backlog, beginning of period	$4,047.4
+ order intake	338.1
- revenue	(432.9)
+ / - adjustments	18.9
Obligated backlog, end of period	$3,971.5
Joint venture backlog (all obligated)	228.9
Total backlog	$4,200.4

Adjustments this quarter were mainly due to the revaluation of prior year contracts, partially offset by negative foreign exchange movements.

This quarter's book-to-sales ratio was 0.78x. The ratio for the last 12 months was 0.88x.

7.2      Defence and Security

FIRST QUARTER OF FISCAL 2022 EXPANSIONS AND NEW INITIATIVES

Acquisition
–On July 2, 2021, subsequent to the end of the first quarter of fiscal 2022, we concluded the previously announced acquisition of L3H MT. The acquisition is highly complementary to CAE’s core military training business in the U.S. and is expected to broaden CAE’s position in training and simulation across multi-domain operations.

ORDERS
Defence and Security was awarded $151.8 million in orders this quarter, including notable contract awards from:
–L-3 MAS to continue providing a range of in-service support solutions for the Royal Canadian Air Force's CF-18 aircraft;
–Lockheed Martin to provide upgrades and updates on C-130J training systems for the U.S. Air Force (USAF) as well as KC-130J training systems for the U.S. Marine Corps;
–Babcock to provide a new part-task trainer, a range of updates, and additional training support services for the PC-21 ground‑based training system supporting pilot training for the French Air Force (Armée de l’Air);
–The Australian Defence Force to continue providing management and support of Royal Australian Air Force aerospace simulators;
–The U.S. Army to provide a new and upgraded Maritime Integrated Training System together with Xebec Government Services, our joint venture with Pinnacle Solutions;
–The SOSSEC consortium to design and develop the initial prototype HH-60W virtual reality/mixed reality aircrew trainer for the USAF.

FINANCIAL RESULTS
(amounts in millions)		Q1-2022	Q4-2021	Q3-2021	Q2-2021	Q1-2021
Revenue		$288.2	334.4	299.3	303.2	280.2
Operating income (loss)		$22.6	(8.5)	21.8	11.4	(9.2)
Adjusted SOI		$23.7	23.2	22.3	24.2	17.3
As a % of revenue	%	8.2	6.9	7.5	8.0	6.2
Adjusted SOI excluding COVID-19 government
support programs		$15.7	6.8	15.9	7.3	(3.3)
As a % of revenue	%	5.4	2.0	5.3	2.4	—
Depreciation and amortization		$12.2	13.8	12.9	13.3	14.3
Property, plant and equipment expenditures		$3.4	9.3	2.1	3.2	2.7
Intangible assets and other assets expenditures		$5.5	0.5	3.9	3.8	2.0
Capital employed		$1,100.8	1,021.4	945.2	1,147.9	1,109.9
Total backlog		$3,733.7	3,908.0	3,622.0	3,896.8	4,009.8

CAE First Quarter Report 2022 I 21

Management’s Discussion and Analysis

Revenue up 3% compared to the first quarter of fiscal 2021
The increase over the first quarter of fiscal 2021 was mainly due to higher revenue from North American and European programs, partially offset by an unfavourable foreign exchange impact on the translation of foreign operations.

We continue to be affected by the impacts of the COVID-19 pandemic, which contributed to order postponements on a range of global defence programs involving government and OEM customers and delays in the execution of programs from backlog due to travel bans, border restrictions, client access restrictions and supply chain disruptions in certain regions.

Adjusted segment operating income up 37% compared to the first quarter of fiscal 2021
Adjusted segment operating income was $23.7 million (8.2% of revenue) this quarter, compared to $17.3 million (6.2% of revenue) in the first quarter of fiscal 2021.

The increase over the first quarter of fiscal 2021 was mainly due to higher margins on our North American programs, partially offset by an increase in selling, general and administrative expenses due to the easing of prior year temporary cost containment measures introduced in the first quarter of fiscal 2021 and lower government support programs obtained in relation to the COVID-19 pandemic.

Adjusted segment operating income excluding COVID-19 government support programs up $19.0 million compared to the first quarter of fiscal 2021
During the quarter, $8.0 million of COVID-19 government support programs were credited to income compared to $20.6 million in the first quarter of fiscal 2021. On this basis, and without adjusting for the COVID-19 heightened operating costs that we continued to incur, adjusted segment operating income excluding COVID-19 government support programs was up $19.0 million over the same period last year.

Capital employed increased by $79.4 million from last quarter
The increase from last quarter was mainly due to higher non-cash working capital, primarily resulting from lower accounts payable and accrued liabilities and higher contracts assets and accounts receivable. The increase was partially offset by movements in foreign exchange rates.

Total backlog down 4% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2021
Obligated backlog, beginning of period	$2,365.2
+ order intake	151.8
- revenue	(288.2)
+ / - adjustments	(28.2)
Obligated backlog, end of period	$2,200.6
Joint venture backlog (all obligated)	87.4
Unfunded backlog and options	1,445.7
Total backlog	$3,733.7

Adjustments this quarter were mainly due to negative foreign exchange movements.

This quarter's book-to-sales ratio was 0.53x. The ratio for the last 12 months was 0.87x.

This quarter, $19.6 million was added to the unfunded backlog and $14.7 million was transferred to obligated backlog.

22 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
7.3      Healthcare

FIRST QUARTER OF FISCAL 2022 EXPANSIONS AND NEW INITIATIVES

New programs and products
–We released CAE Vimedix 3.2, an advanced software technology that makes Vimedix the industry’s first ultrasound simulator with 3D/4D ultrasonography and multiplanar reconstruction for improved fidelity and realism;
–We relaunched CAE ICCU, a digital portfolio of learning solutions targeting critical-care clinicians for ultrasound education;
–In continuing our support in the fight against COVID-19, we offered several new clinical digital learning courses focusing on treating COVID-19 related topics for intensive care units and emergency departments, including Management of the COVID-19 Hypoxic Patient, Management of the COVID-19 Patient with Mechanical Ventilator Problems, Management of the Head-Injured Patient with COVID-19 and Managing Sedation of the COVID-19 Patient;
–We developed and launched a course focusing on Pain Assessment of a Postoperative Patient for nurses, which provides foundational knowledge on how to perform complete head-to-toe patient assessments;
–We announced a new simulation research partnership with Rush Center for Clinical Skills and Simulation (RCCSS) to enhance healthcare education and improve patient safety, including support for RCCSS simulation research initiatives. The RCCSS has been certified a CAE Centre of Excellence for simulation-based education and training.

Expansion
–We announced significant enhancements to our global sales organization to drive increased growth and accelerate market expansion.

Awards and achievements
–Our Sarasota manufacturing facility was awarded the Gold prize in the Florida Sterling Manufacturing Business Excellence Awards. The awards recognize the state’s high-performing manufacturers across seven categories of criteria: leadership, strategy; customers; measurement, analysis and knowledge management; workforce; operations and results.

FINANCIAL RESULTS
(amounts in millions)		Q1-2022	Q4-2021	Q3-2021	Q2-2021	Q1-2021
Revenue		$31.6	171.7	120.9	37.0	22.3
Operating income (loss)		$4.6	15.6	12.7	1.3	(3.2)
Adjusted SOI		$5.0	16.4	12.9	3.2	(3.2)
As a % of revenue	%	15.8	9.6	10.7	8.6	—
Adjusted SOI excluding COVID-19 government
support programs		$4.6	15.3	12.3	2.6	(4.4)
As a % of revenue	%	14.6	8.9	10.2	7.0	—
Depreciation and amortization		$3.4	6.5	8.1	4.0	3.7
Property, plant and equipment expenditures		$0.3	0.5	0.6	0.3	0.1
Intangible assets and other assets expenditures		$4.0	0.6	4.0	2.3	11.0
Capital employed		$185.9	90.9	261.1	152.1	204.8

Revenue up 42% compared to the first quarter of fiscal 2021
From the second half of fiscal 2021 and into fiscal 2022, we continue to see gradual improvements, however, our customers are continuing to navigate the demands of the healthcare crisis from the COVID-19 pandemic. For the first quarter of fiscal 2022, the increase in revenue over the first quarter of fiscal 2021 was due to higher revenue across all product categories, mainly from patient and ultrasound simulators.

Adjusted segment operating income up $8.2 million compared to the first quarter of fiscal 2021
Adjusted segment operating income was $5.0 million this quarter (15.8% of revenue), compared to a loss of $3.2 million in the first quarter of fiscal 2021.

The increase over the first quarter of fiscal 2021 was driven by lower net research and development costs due to the recognition of previously unrecognized investment tax credits this quarter and higher revenue, as described above, partially offset by an increase in selling, general and administrative expenses due to the easing of prior year temporary cost containment measures introduced in the first quarter of fiscal 2021 and lower government support programs obtained in relation to the COVID-19 pandemic.

CAE First Quarter Report 2022 I 23

Management’s Discussion and Analysis

Adjusted segment operating income excluding COVID-19 government support programs up $9.0 million over the first quarter of fiscal 2021
During the quarter, $0.4 million of COVID-19 government support programs were credited to income compared to $1.2 million in the first quarter of fiscal 2021. On this basis, and without adjusting for the COVID-19 heightened operating costs that we continued to incur, adjusted segment operating income excluding COVID-19 government support programs was up $9.0 million over the same period last year.

Capital employed increased by $95.0 million from last quarter
The increase over last quarter was due to higher non-cash working capital, driven by lower accounts payable and accrued liabilities, higher inventory due to a ramp-up of production to support the expected growth and diversification of our business, and lower contract liabilities, partially offset by lower accounts receivable.

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

8.1    Consolidated cash movements

(amounts in millions)	Q1-2022	Q1-2021
Cash provided by operating activities*	$135.1	$37.6
Changes in non-cash working capital	(264.2)	(126.0)
Net cash used in operating activities	$(129.1)	$(88.4)
Maintenance capital expenditures[6]	(10.9)	(9.0)
Change in other assets	(8.9)	(1.9)
Proceeds from the disposal of property, plant and equipment	1.8	—
Net (payments to) proceeds from equity accounted investees	(0.5)	0.5
Dividends received from equity accounted investees	—	6.1
Free cash flow[6]	$(147.6)	$(92.7)
Growth capital expenditures[6]	(63.0)	(9.0)
Capitalized development costs	(12.8)	(16.0)
Net proceeds from the issuance of common shares	20.2	2.2
Other cash movements, net	—	(0.7)
Business combinations, net of cash acquired	(16.0)	—
Effect of foreign exchange rate changes on cash and cash equivalents	(2.6)	(9.4)
Net change in cash before proceeds and repayment of long-term debt	$(221.8)	$(125.6)
* before changes in non-cash working capital

Free cash flow of negative $147.6 million this quarter
Free cash flow was negative $147.6 million for the quarter, $54.9 million lower than the first quarter of fiscal 2021. The decrease was mainly due to higher investments in non-cash working capital, partially offset by an increase in cash provided by operating activities. We usually see a higher level of investment in non-cash working capital accounts during the first half of the fiscal year and tend to see a portion of these investments reverse in the second half.

Capital expenditures of $73.9 million this quarter
Growth capital expenditures were $63.0 million this quarter and maintenance capital expenditures were $10.9 million.

COVID-19 government support programs
Cash received from COVID-19 government support programs amounted to $26.5 million this quarter.
6 Non-GAAP and other financial measures (see Section 5).
24 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
9.     CONSOLIDATED FINANCIAL POSITION
9.1       Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2021	2021
Use of capital:
Current assets	$3,091.1	$3,378.6
Less: cash and cash equivalents	(690.5)	(926.1)
Current liabilities	(2,378.4)	(2,633.3)
Less: current portion of long-term debt	229.6	216.3
Non-cash working capital[7]	$251.8	$35.5
Property, plant and equipment	1,976.8	1,969.4
Other long-term assets	3,453.6	3,400.4
Other long-term liabilities	(764.6)	(767.1)
Total capital employed	$4,917.6	$4,638.2
Source of capital[7]:
Current portion of long-term debt	$229.6	$216.3
Long-term debt	2,130.1	2,135.2
Less: cash and cash equivalents	(690.5)	(926.1)
Net debt[7]	$1,669.2	$1,425.4
Equity attributable to equity holders of the Company	3,178.1	3,140.5
Non-controlling interests	70.3	72.3
Source of capital	$4,917.6	$4,638.2

Capital employed increased by $279.4 million from last quarter
The increase was mainly due to higher non-cash working capital and higher other long-term assets.

Return on capital employed (ROCE)7
Our ROCE was 5.0% this quarter. Adjusted ROCE was 6.7% this quarter, which compares to 8.0% in the first quarter of last year and 5.0% last quarter. Adjusted ROCE excluding COVID-19 government support programs was 5.3% this quarter.

Non-cash working capital increased by $216.3 million from last quarter
The increase was mainly due to lower accounts payable and accrued liabilities and contract liabilities, partially offset by lower inventories.

Other long-term assets increased $53.2 million
The increase was mainly due to higher right-of-use assets and intangible assets mainly as a result of the business acquisitions and capital expenditures in excess of depreciation, partially offset by movements in foreign exchange rates.
7 Non-GAAP and other financial measures (see Section 5).
CAE First Quarter Report 2022 I 25

Management’s Discussion and Analysis

Change in net debt
Three months ended
(amounts in millions, except net debt-to-capital and net debt-to-EBITDA)	June 30, 2021
Net debt, beginning of period	$1,425.4
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	221.8
Effect of foreign exchange rate changes on long-term debt	(21.7)
Impact from business combinations	1.0
Non-cash lease liability movements	37.9
Other	4.8
Change in net debt during the period	$243.8
Net debt, end of period	$1,669.2

Net debt-to-capital[8]	% 33.9
EBITDA[8]	$549.9
Net debt-to-EBITDA[8]	3.04
Adjusted EBITDA[8]	$686.1
Net debt-to-adjusted EBITDA[8]	2.43
Adjusted EBITDA excluding COVID-19 government support programs[8]	$589.5
Net debt-to-adjusted EBITDA excluding COVID-19 government support programs[8]	2.83

We have a committed line of credit at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit.

We manage a committed receivable purchase facility of up to US$400.0 million, in which we sell interests in certain of our accounts receivable to third parties for cash consideration. This committed facility is renewed annually.

In July 2021, to finance the L3H MT acquisition, we issued a total of US$300.0 million of unsecured term loans in two tranches. The first tranche consists of US$175.0 million due in 2023 and the second tranche of US$125.0 million is due in 2025. The term loans bear interest at variable rates.

We have certain debt agreements which require the maintenance of standard financial covenants. As at June 30, 2021, we are compliant with all our financial covenants.

Total available liquidity as at June 30, 2021 was approximately $2.6 billion, including $690.5 million in cash and cash equivalents, undrawn amounts on our revolving credit facility and the balance available under our receivable purchase facility. As at June 30, 2021, we had cash and cash equivalents on hand from our equity issuances completed in fiscal 2021, these proceeds were used to fund the L3H MT acquisition, which closed subsequent to the end of the quarter.

The negative impact of COVID-19 on our liquidity is evolving in real time and differs geographically from one region to another. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows, which is achieved through a forecast of our unconsolidated and consolidated liquidity position, to ensure adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. Based on our scenario analysis, we believe that our cash and cash equivalents, the availability under our committed revolving credit facility and cash we expect to generate from our operations will be sufficient to meet financial requirements in the foreseeable future. To preserve liquidity, we continued to operate with certain flexible measures, including the suspension of our common share dividends and share repurchase plan. This position is being reviewed periodically.

Total equity increased by $35.6 million this quarter
The increase in equity was mainly due to net income realized this quarter and stock options exercised, partially offset by changes in other comprehensive income, including an unfavourable foreign currency translation.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 294,289,406 common shares issued and outstanding as at June 30, 2021 with total share capital of $1,539.4 million. In addition, we had 7,186,764 options outstanding under the Employee Stock Option Plan (ESOP).

As at July 31, 2021, we had a total of 316,753,981 common shares issued and outstanding and 7,119,239 options outstanding under the ESOP.
8 Non-GAAP and other financial measures (see Section 5).
26 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
10.     BUSINESS COMBINATIONS
RB Group
On April 1, 2021, we acquired the remaining 79% equity interest in the RB Group, a leading provider of fully integrated solutions that modernize the way airlines and business aircraft operators interact with their crew. This acquisition further supports CAE’s expansion into digital flight crew management in our goal to drive additional software-enabled Civil aviation services. Prior to this transaction, our 21% ownership interest in the RB Group was accounted for using the equity method.

GlobalJet Services
On June 10, 2021, we acquired GlobalJet Services (GlobalJet), a provider of aviation maintenance training that is recognized around the world for its services for both business and helicopter sectors. This acquisition expands our aircraft platform addressability in the maintenance training market through world‑class, regulatory approved training programs.

The total purchase price for the acquisitions of the RB Group and GlobalJet consist of cash consideration (net of cash acquired) of $11.1 million and a long‑term payable of $1.2 million, and are mainly allocated to goodwill and intangible assets. The net assets, including intangibles, arising from these acquisitions are included in the Civil Aviation Training Solutions segment. The purchase price allocations are preliminary as at June 30, 2021.

Other
During the three months ended June 30, 2021, we completed our final assessment of the fair value of assets acquired and liabilities assumed of Flight Simulation Company B.V. and Merlot Aero Limited acquired in fiscal 2021.

Adjustments to preliminary purchase price allocations of acquisitions realized in fiscal 2021 resulted in increases of intangible assets of $15.8 million, current liabilities of $10.2 million, and deferred tax assets of $5.6 million, and a decrease of current assets of $11.2 million.

During the three months ended June 30, 2021, net cash considerations of $4.9 million were paid for acquisitions realized in prior years.

You will find more details in Note 3 of our consolidated interim financial statements.

11.   EVENTS AFTER THE REPORTING PERIOD
Acquisition of L3Harris Technologies' Military Training business
On July 2, 2021, we concluded the previously announced acquisition of L3Harris Technologies’ Military Training business for US$1.05 billion, subject to purchase price adjustments. L3H MT includes Link Simulation & Training, Doss Aviation and AMI. Link Simulation & Training is one of the leading providers of military training solutions in the U.S., Doss Aviation is the provider of initial flight training to the U.S. Air Force, and AMI is a design and manufacturing facility for simulator hardware. The acquisition will expand our position as a platform-agnostic training systems integrator by diversifying our training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing our training and simulation capabilities in space and cyber.

We are currently assessing the fair value of assets acquired and liabilities assumed and will disclose the preliminary purchase price allocation in our consolidated interim financial statements for the second quarter ending September 30, 2021.

Conversion of subscriptions receipts into common shares and issuance of term loans
On July 2, 2021, concurrent with the completion of the L3H MT acquisition, 22,400,000 outstanding subscription receipts were converted into CAE common shares in accordance with the terms of the subscription receipts, on a one-for-one basis. Proceeds from the issuance of the subscription receipts together with interest earned totaling $700.4 million were released from escrow and used to fund the acquisition of L3H MT. Also on July 2, 2021, we entered into unsecured term loan agreements for an aggregate amount of US$300.0 million, which consists of a first tranche of US$175.0 million due in 2023 and a second tranche of US$125.0 million due in 2025, bearing interest at variable rates.

Financial participation from the Government of Canada and the Government of Québec
On July 15, 2021, we announced new financial participation, subject to the finalization of definitive agreements, from the Government of Canada and the Government of Québec who will fund up to $190.0 million and $150.0 million, respectively, in the form of partially repayable loans for eligible spending related to R&D projects. The investments will fund Project Resilience, a plan to invest $1 billion in R&D innovations over the next 5 years with the aim to develop technologies of the future, including digitally immersive solutions using data ecosystems and artificial intelligence in Civil Aviation, Defence and Security and Healthcare. The project will also allow CAE to position itself as a leader in end-to-end technology, operational support and training solutions for Advanced Air Mobility, as well as develop green light aircraft technologies.

CAE First Quarter Report 2022 I 27

Management’s Discussion and Analysis

12.   CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest rate benchmark reform – Phase 2
In August 2020, the IAS issued an amendment to IFRS 9 – Financial instruments, IAS 39 – Financial instruments: recognition and measurement, IFRS 7 – Financial instrument: disclosures, IFRS 4 – Insurance contracts and IFRS 16 – Leases. The amendments address issues that arise from implementation of Interbank Offered Rate (IBOR) reform, where IBORs are replaced with alternative benchmark rates. For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a result of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 and IFRS 9 hedge accounting requirements to hedging relationships affected by IBOR reform and will require disclosure of information about new risks arising from the reform and how the transition to alternative benchmark rates will be managed.

This amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 was adopted April 1, 2021. CAE has elected to apply the practical expedient and will apply to transactions occurring subsequent to April 1, 2021. Our treasury department is managing the transition plan so that the existing contracts that refer to IBORs shall be adjusted to ensure contract continuity and address term and credit differences between IBORs and alternative reference rates. The adoption of this amendment had no material impact on the consolidated financial statements.

13.   CONTROLS AND PROCEDURES
In the first quarter ended June 30, 2021, we did not make any significant changes in, nor take any significant corrective actions regarding our internal controls or other factors that could significantly affect such internal controls. Our CEO and CFO periodically review our disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, our CEO and CFO were satisfied with the effectiveness of our disclosure controls and procedures.

During the fourth quarter of fiscal 2021, we acquired TRU Simulation + Training Canada Inc. (TRU Canada). In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, the CEO and the CFO of the Company have limited the scope of their design of CAE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of TRU Canada. These entities utilize separate information systems and processes. We have begun to integrate their internal controls, policies and procedures. These integration processes are expected to be completed during fiscal 2022. TRU Canada’s contribution to our consolidated financial statements for the first quarter ended June 30, 2021 was 4% and 5% of each consolidated revenues and adjusted segment operating income. Additionally, at June 30, 2021, TRU Canada’s total assets and total liabilities were 1% and 2% of consolidated total assets and liabilities, respectively.

28 I CAE First Quarter Report 2022

Management’s Discussion and Analysis
14.     SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2022
Revenue	$752.7	(1)	(1)	(1)	752.7
Net income	$47.3	(1)	(1)	(1)	47.3
Equity holders of the Company	$46.4	(1)	(1)	(1)	46.4
Non-controlling interests	$0.9	(1)	(1)	(1)	0.9
Basic and diluted EPS attributable to equity holders of the Company	$0.16	(1)	(1)	(1)	0.16
Adjusted EPS	$0.19	(1)	(1)	(1)	0.19
Adjusted EPS excluding COVID-19 government support programs	$0.15	(1)	(1)	(1)	0.15
Average number of shares outstanding (basic)	293.6	(1)	(1)	(1)	293.6
Average number of shares outstanding (diluted)	295.8	(1)	(1)	(1)	295.8
Average exchange rate, U.S. dollar to Canadian dollar	1.23	(1)	(1)	(1)	1.23
Average exchange rate, Euro to Canadian dollar	1.48	(1)	(1)	(1)	1.48
Average exchange rate, British pound to Canadian dollar	1.72	(1)	(1)	(1)	1.72
Fiscal 2021
Revenue	$550.5	704.7	832.4	894.3	2,981.9
Net (loss) income	$(110.0)	(6.0)	49.7	18.8	(47.5)
Equity holders of the Company	$(110.6)	(5.2)	48.8	19.8	(47.2)
Non-controlling interests	$0.6	(0.8)	0.9	(1.0)	(0.3)
Basic and diluted EPS attributable to equity holders of the Company	$(0.42)	(0.02)	0.18	0.07	(0.17)
Adjusted EPS	$(0.11)	0.13	0.22	0.22	0.47
Adjusted EPS excluding COVID-19 government support programs	$(0.24)	0.03	0.19	0.12	0.12
Average number of shares outstanding (basic)	265.7	265.8	271.7	285.2	272.0
Average number of shares outstanding (diluted)	265.7	265.8	273.0	287.3	272.0
Average exchange rate, U.S. dollar to Canadian dollar	1.39	1.33	1.30	1.27	1.32
Average exchange rate, Euro to Canadian dollar	1.53	1.56	1.55	1.53	1.54
Average exchange rate, British pound to Canadian dollar	1.72	1.72	1.72	1.75	1.73
Fiscal 2020
Revenue	$825.6	896.8	923.5	977.3	3,623.2
Net income	$63.0	75.0	99.8	81.1	318.9
Equity holders of the Company	$61.5	73.8	97.7	78.4	311.4
Non-controlling interests	$1.5	1.2	2.1	2.7	7.5
Basic EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.17
Diluted EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.16
Adjusted EPS	$0.24	0.28	0.37	0.46	1.34
Average number of shares outstanding (basic)	265.8	266.2	265.8	266.1	266.0
Average number of shares outstanding (diluted)	267.6	268.2	267.6	267.7	267.6
Average exchange rate, U.S. dollar to Canadian dollar	1.34	1.32	1.32	1.34	1.33
Average exchange rate, Euro to Canadian dollar	1.50	1.47	1.46	1.48	1.48
Average exchange rate, British pound to Canadian dollar	1.72	1.63	1.70	1.72	1.69

(1) Not available.
CAE First Quarter Report 2022 I 29

Consolidated Interim Financial Statements

Consolidated Income (Loss) Statement

(Unaudited)
Three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2021	2020
Revenue	4	$752.7	$550.5
Cost of sales		538.9	442.5
Gross profit		$213.8	$108.0
Research and development expenses		23.5	20.1
Selling, general and administrative expenses		105.9	93.9
Other (gains) and losses	5	(5.7)	96.6
Share of after-tax (profit) loss of equity accounted investees	4	(8.3)	7.7
Restructuring, integration and acquisition costs	6	12.2	—
Operating income (loss)		$86.2	$(110.3)
Finance expense – net	7	28.6	35.1
Earnings (loss) before income taxes		$57.6	$(145.4)
Income tax expense (recovery)		10.3	(35.4)
Net income (loss)		$47.3	$(110.0)
Attributable to:
Equity holders of the Company		$46.4	$(110.6)
Non-controlling interests		0.9	0.6
Earnings (loss) per share attributable to equity holders of the Company
Basic and diluted	9	$0.16	$(0.42)

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

30 I CAE First Quarter Report 2022

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income (Loss)

(Unaudited)
Three months ended June 30
(amounts in millions of Canadian dollars)	2021	2020
Net income (loss)	$47.3	$(110.0)
Items that may be reclassified to net income (loss)
Foreign currency exchange differences on translation of foreign operations	$(37.6)	$(105.9)
Net gain on hedges of net investment in foreign operations	14.4	47.1
Reclassification to income of foreign currency exchange differences	(2.2)	(5.8)
Net (loss) gain on cash flow hedges	(13.8)	30.3
Reclassification to income of losses on cash flow hedges	(3.7)	(5.0)
Income taxes	6.1	(7.4)
	$(36.8)	$(46.7)
Items that will never be reclassified to net income (loss)
Remeasurement of defined benefit pension plan obligations	$3.6	$(123.0)
Net loss on financial assets carried at fair value through OCI	—	(0.1)
Income taxes	(0.9)	32.3
	$2.7	$(90.8)
Other comprehensive loss	$(34.1)	$(137.5)
Total comprehensive income (loss)	$13.2	$(247.5)
Attributable to:
Equity holders of the Company	$12.8	$(245.7)
Non-controlling interests	0.4	(1.8)

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE First Quarter Report 2022 I 31

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		June 30	March 31
(amounts in millions of Canadian dollars)	Notes	2021	2021
Assets
Cash and cash equivalents		$690.5	$926.1
Restricted funds for subscription receipts deposit	13	700.4	700.1
Accounts receivable		532.2	518.6
Contract assets		487.1	461.9
Inventories		558.9	647.8
Prepayments		53.3	52.1
Income taxes recoverable		42.4	39.8
Derivative financial assets		26.3	32.2
Total current assets		$3,091.1	$3,378.6
Property, plant and equipment		1,976.8	1,969.4
Right-of-use assets		334.2	308.5
Intangible assets		2,067.2	2,055.8
Investment in equity accounted investees		423.3	422.2
Deferred tax assets		118.6	104.9
Derivative financial assets		12.5	13.2
Other non-current assets		497.8	495.8
Total assets		$8,521.5	$8,748.4

Liabilities and equity
Accounts payable and accrued liabilities		$766.3	$945.6
Provisions		49.7	52.6
Income taxes payable		18.0	16.2
Contract liabilities		569.6	674.7
Current portion of long-term debt		229.6	216.3
Liabilities for subscription receipts	13	714.4	714.1
Derivative financial liabilities		30.8	13.8
Total current liabilities		$2,378.4	$2,633.3
Provisions		29.6	30.9
Long-term debt		2,130.1	2,135.2
Royalty obligations		145.4	141.8
Employee benefits obligations		225.3	222.2
Deferred tax liabilities		123.1	123.5
Derivative financial liabilities		3.3	3.1
Other non-current liabilities		237.9	245.6
Total liabilities		$5,273.1	$5,535.6
Equity
Share capital		$1,539.5	$1,516.2
Contributed surplus		24.0	22.5
Accumulated other comprehensive income		21.8	58.1
Retained earnings		1,592.8	1,543.7
Equity attributable to equity holders of the Company		$3,178.1	$3,140.5
Non-controlling interests		70.3	72.3
Total equity		$3,248.4	$3,212.8
Total liabilities and equity		$8,521.5	$8,748.4

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.
32 I CAE First Quarter Report 2022

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Three months ended June 30, 2021	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2021	293,355,463	$1,516.2	$22.5	$58.1	$1,543.7	$3,140.5	$72.3	$3,212.8
Net income	—	$—	$—	$—	$46.4	$46.4	$0.9	$47.3
Other comprehensive (loss) income	—	—	—	(36.3)	2.7	(33.6)	(0.5)	(34.1)
Total comprehensive (loss) income	—	$—	$—	$(36.3)	$49.1	$12.8	$0.4	$13.2
Exercise of stock options	933,943	23.3	(3.1)	—	—	20.2	—	20.2
Share-based payments expense	—	—	4.6	—	—	4.6	—	4.6
Transactions with non-controlling interests	—	—	—	—	—	—	(2.4)	(2.4)
Balances as at June 30, 2021	294,289,406	$1,539.5	$24.0	$21.8	$1,592.8	$3,178.1	$70.3	$3,248.4

	Attributable to equity holders of the Company
Three months ended June 30, 2020	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2020	265,619,627	$679.5	$26.9	$193.2	$1,590.1	$2,489.7	$88.6	$2,578.3
Net (loss) income	—	$—	$—	$—	$(110.6)	$(110.6)	$0.6	$(110.0)
Other comprehensive loss	—	—	—	(44.4)	(90.7)	(135.1)	(2.4)	(137.5)
Total comprehensive loss	—	$—	$—	$(44.4)	$(201.3)	$(245.7)	$(1.8)	$(247.5)
Exercise of stock options	149,850	2.5	(0.3)	—	—	2.2	—	2.2
Share-based payments expense	—	—	6.3	—	—	6.3	—	6.3
Balances as at June 30, 2020	265,769,477	$682.0	$32.9	$148.8	$1,388.8	$2,252.5	$86.8	$2,339.3

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE First Quarter Report 2022 I 33

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
Three months ended June 30
(amounts in millions of Canadian dollars)	Notes	2021	2020
Operating activities
Net income (loss)		$47.3	$(110.0)
Adjustments for:
Depreciation and amortization	4	71.1	85.6
Impairment of non-financial assets		2.3	98.7
Share of after-tax (profit) loss of equity accounted investees		(8.3)	7.7
Deferred income taxes		(1.3)	(37.1)
Investment tax credits		(9.5)	(5.2)
Share-based payments expense		(8.7)	4.6
Defined benefit pension plans		6.8	4.9
Other non-current liabilities		(2.3)	1.0
Derivative financial assets and liabilities – net		20.3	(34.6)
Other		17.4	22.0
Changes in non-cash working capital	10	(264.2)	(126.0)
Net cash used in operating activities		$(129.1)	$(88.4)
Investing activities
Business combinations, net of cash acquired	3	$(16.0)	$—
Additions to property, plant and equipment	4	(73.9)	(18.0)
Proceeds from disposal of property, plant and equipment		1.8	—
Additions to intangible assets	4	(19.3)	(17.8)
Net (payments to) proceeds from equity accounted investees		(0.5)	0.5
Dividends received from equity accounted investees		—	6.1
Other		(2.4)	(0.1)
Net cash used in investing activities		$(110.3)	$(29.3)
Financing activities
Net repayment from borrowing under revolving credit facilities		$—	$(439.0)
Proceeds from long-term debt		6.7	6.3
Repayment of long-term debt		(7.9)	(5.7)
Repayment of lease liabilities		(12.6)	(19.2)
Net proceeds from the issuance of common shares		20.2	2.2
Other		—	(0.7)
Net cash provided by (used in) financing activities		$6.4	$(456.1)
Effect of foreign currency exchange differences on cash and cash equivalents		$(2.6)	$(9.4)
Net decrease in cash and cash equivalents		$(235.6)	$(583.2)
Cash and cash equivalents, beginning of period		926.1	946.5
Cash and cash equivalents, end of period		$690.5	$363.3

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

34 I CAE First Quarter Report 2022

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unaudited)
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on August 11, 2021.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations
CAE is a high technology company providing solutions to make the world a safer place.

CAE Inc. and its subsidiaries’ (or the Company) operations are managed through three segments:

(i)Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as end to end digitally-enabled crew management, training operations solutions and optimization software;
(ii)Defence and Security – Provides training and mission support solutions for defence forces across multi-domain operations, and for government organizations responsible for public safety;
(iii)Healthcare – Provides integrated education and training solutions including surgical and imaging simulations, curricula, audiovisual and centre management platforms and patient simulators to healthcare students and clinical professionals across the career life cycle.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Civil Aviation Training Solutions segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The segment activities are also historically affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced lower demand during the second quarter.

However, due to the impact of the COVID-19 pandemic results may not follow historical patterns.

Basis of preparation
The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2021, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2021.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook ‑ Accounting, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

Use of judgements, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2021.

The uncertainties created by the COVID-19 pandemic required the use of judgements and estimates in certain areas, such as impairment of financial and non-financial assets and revenue recognition. The future impact of the COVID-19 pandemic increases the risk, in future reporting periods, of material adjustments to the carrying amount of the Company’s net assets.
CAE First Quarter Report 2022 I 35

Notes to the Consolidated Interim Financial Statements

NOTE 2 – CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted by the Company

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest rate benchmark reform – Phase 2
In August 2020, the IAS issued an amendment to IFRS 9 – Financial instruments, IAS 39 – Financial instruments: recognition and measurement, IFRS 7 – Financial instrument: disclosures, IFRS 4 – Insurance contracts and IFRS 16 – Leases. The amendments address issues that arise from implementation of Interbank Offered Rate (IBOR) reform, where IBORs are replaced with alternative benchmark rates. For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a result of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 and IFRS 9 hedge accounting requirements to hedging relationships affected by IBOR reform and will require disclosure of information about new risks arising from the reform and how the transition to alternative benchmark rates will be managed.

This amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 was adopted April 1, 2021. The Company has elected to apply the practical expedient and will apply to transactions occurring subsequent to April 1, 2021. The Company’s treasury department is managing the transition plan so that the existing contracts that refer to IBORs shall be adjusted to ensure contract continuity and address term and credit differences between IBORs and alternative reference rates. The adoption of this amendment had no material impact on the consolidated financial statements.

NOTE 3 – BUSINESS COMBINATIONS
RB Group
On April 1, 2021, the Company acquired the remaining 79% equity interest in the RB Group, a leading provider of fully integrated solutions that modernize the way airlines and business aircraft operators interact with their crew. This acquisition further supports the Company’s expansion into digital flight crew management in its goal to drive additional software-enabled Civil aviation services. Prior to this transaction, the Company's 21% ownership interest in the RB Group was accounted for using the equity method.

GlobalJet Services
On June 10, 2021, the Company acquired GlobalJet Services (GlobalJet), a provider of aviation maintenance training that is recognized around the world for its services for both business and helicopter sectors. This acquisition expands the Company’s aircraft platform addressability in the maintenance training market through world-class, regulatory approved training programs.

The total purchase price for the acquisitions of the RB Group and GlobalJet consist of cash consideration (net of cash acquired) of $11.1 million and a long‑term payable of $1.2 million, and are mainly allocated to goodwill and intangible assets. The net assets, including intangibles, arising from these acquisitions are included in the Civil Aviation Training Solutions segment. The purchase price allocations are preliminary as at June 30, 2021.

Other
During the three months ended June 30, 2021, the Company completed its final assessment of the fair value of assets acquired and liabilities assumed of Flight Simulation Company B.V. and Merlot Aero Limited acquired in fiscal 2021.

Adjustments to preliminary purchase price allocations of acquisitions realized in fiscal 2021 resulted in increases of intangible assets of $15.8 million, current liabilities of $10.2 million, and deferred tax assets of $5.6 million, and a decrease of current assets of $11.2 million.

During the three months ended June 30, 2021, net cash considerations of $4.9 million were paid for acquisitions realized in prior years.

36 I CAE First Quarter Report 2022

Notes to the Consolidated Interim Financial Statements

NOTE 4 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
In the fourth quarter of fiscal 2021, the Company revised its segment profitability measure to better reflect how management evaluates the performance of its operating segments. The Company has retrospectively revised the comparative period to conform to the current definition and presentation.

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. Adjusted segment operating income is calculated by taking the operating income and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance.

The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Three months ended June 30	2021	2020	2021	2020	2021	2020	2021	2020
External revenue	$432.9	$248.0	$288.2	$280.2	$31.6	$22.3	$752.7	$550.5
Depreciation and amortization	55.5	67.6	12.2	14.3	3.4	3.7	71.1	85.6
Impairment of non-financial assets – net	2.4	77.2	0.2	21.4	(0.3)	0.1	2.3	98.7
Impairment of accounts receivable – net	(1.0)	4.7	—	—	—	0.1	(1.0)	4.8
Share of after-tax profit (loss) of equity accounted investees	4.9	(7.6)	3.4	(0.1)	—	—	8.3	(7.7)
Operating income (loss)	59.0	(97.9)	22.6	(9.2)	4.6	(3.2)	86.2	(110.3)
Adjusted segment operating income (loss)	69.7	(16.2)	23.7	17.3	5.0	(3.2)	98.4	(2.1)
Reconciliation of adjusted segment operating income is as follows:

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
Three months ended June 30	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$59.0	$(97.9)	$22.6	$(9.2)	$4.6	$(3.2)	$86.2	$(110.3)
Restructuring, integration and acquisition costs (Note 6)	10.7	—	1.1	—	0.4	—	12.2	—
Impairments and other gains and losses incurred
in relation to the COVID-19 pandemic	—	81.7	—	26.5	—	—	—	108.2
Adjusted segment operating income (loss)	$69.7	$(16.2)	$23.7	$17.3	$5.0	$(3.2)	$98.4	$(2.1)
Capital expenditures by segment, which consist of additions to property, plant and equipment and intangible assets, are as follows:

Three months ended June 30	2021	2020
Civil Aviation Training Solutions	$80.0	$20.0
Defence and Security	8.9	4.7
Healthcare	4.3	11.1
Total capital expenditures	$93.2	$35.8

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

CAE First Quarter Report 2022 I 37

Notes to the Consolidated Interim Financial Statements
Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	June 30	March 31
	2021	2021
Assets employed
Civil Aviation Training Solutions	$4,817.6	$4,847.5
Defence and Security	1,583.2	1,561.9
Healthcare	244.3	250.2
Assets not included in assets employed	1,876.4	2,088.8
Total assets	$8,521.5	$8,748.4
Liabilities employed
Civil Aviation Training Solutions	$932.1	$1,039.4
Defence and Security	482.4	540.5
Healthcare	58.4	159.3
Liabilities not included in liabilities employed	3,800.2	3,796.4
Total liabilities	$5,273.1	$5,535.6

Products and services information
The Company's revenue from external customers for its products and services are as follows:

Three months ended June 30	2021	2020
Products	$333.9	$190.1
Training and services	418.8	$360.4
Total external revenue	$752.7	$550.5
Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.

Three months ended June 30	2021	2020
External revenue
Canada	$72.5	$53.4
United States	343.4	287.3
United Kingdom	44.2	25.7
Rest of Americas	14.6	12.2
Europe	107.7	86.1
Asia	140.2	67.7
Oceania and Africa	30.1	18.1
	$752.7	$550.5

	June 30	March 31
	2021	2021
Non-current assets other than financial instruments and deferred tax assets
Canada	$1,486.1	$1,459.1
United States	1,590.1	1,571.1
United Kingdom	383.3	358.8
Rest of Americas	199.4	205.6
Europe	908.5	906.2
Asia	491.2	501.6
Oceania and Africa	79.0	81.8
	$5,137.6	$5,084.2
38 I CAE First Quarter Report 2022

Notes to the Consolidated Interim Financial Statements

NOTE 5 – OTHER (GAINS) AND LOSSES

Three months ended June 30	2021	2020
Impairment of non-financial assets	$—	$98.0
Net gain on foreign currency exchange differences	(2.0)	(3.1)
Other	(3.7)	1.7
Other (gains) and losses	$(5.7)	$96.6

NOTE 6 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

Three months ended June 30	2021	2020
Integration and acquisition costs	$5.4	$—
Impairment of non-financial assets	2.1	—
Severances and other employee related costs	1.3	—
Other costs	3.4	—
Total restructuring, integration and acquisition costs	$12.2	$—

NOTE 7 – FINANCE EXPENSE – NET

Three months ended June 30	2021	2020
Finance expense:
Long-term debt (other than lease liabilities)	$24.3	$27.0
Lease liabilities	3.9	5.5
Royalty obligations	2.9	2.5
Employee benefits obligations	1.3	1.6
Other	1.7	2.5
Borrowing costs capitalized	(1.4)	(0.7)
Finance expense	$32.7	$38.4
Finance income:
Loans and investment in finance leases	$(2.1)	$(2.6)
Other	(2.0)	(0.7)
Finance income	$(4.1)	$(3.3)
Finance expense – net	$28.6	$35.1

NOTE 8 – GOVERNMENT PARTICIPATION
Government contributions, other than COVID-19 government support programs, were recognized as follows:

Three months ended June 30	2021	2020
Credited to non-financial assets	$2.8	$3.4
Credited to income	4.8	5.2
	$7.6	$8.6

COVID-19 government support programs
During the three months ended June 30, 2021, government contributions related to COVID-19 support programs, mainly provided as a reimbursement of employee wages, totaled $14.9 million (2020 – $56.7 million), of which $1.3 million (2020 – $12.3 million) were credited to non-financial assets and $13.6 million (2020 – $44.4 million) were credited to income.

CAE First Quarter Report 2022 I 39

Notes to the Consolidated Interim Financial Statements

NOTE 9 – EARNINGS PER SHARE
Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

Three months ended June 30	2021	2020
Weighted average number of common shares outstanding	293,601,934	265,656,253
Effect of dilutive stock options	2,184,855	—
Weighted average number of common shares outstanding for diluted earnings per share calculation	295,786,789	265,656,253

During the three months ended June 30, 2021, stock options to acquire 3,700 common shares (2020 – 6,897,029) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

NOTE 10 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

Three months ended June 30	2021	2020
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(21.8)	$44.4
Contract assets	(28.5)	22.2
Inventories	79.5	(65.0)
Prepayments	(1.9)	(4.0)
Income taxes	(3.0)	(3.4)
Accounts payable and accrued liabilities	(179.0)	(116.1)
Provisions	(2.7)	(1.7)
Contract liabilities	(106.8)	(2.4)
	$(264.2)	$(126.0)

Supplemental information:

Three months ended June 30	2021	2020
Interest paid	$9.7	$11.2
Interest received	4.1	2.9
Income taxes paid	14.4	5.4

40 I CAE First Quarter Report 2022

Notes to the Consolidated Interim Financial Statements

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, restricted funds for subscription receipts deposit, accounts receivable, accounts payable and accrued liabilities and liabilities for subscription receipts approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(vi)The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

CAE First Quarter Report 2022 I 41

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by category, are as follows:

		June 30			March 31
			2021		2021
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$690.5	$690.5	$926.1	$926.1
Restricted cash	Level 1	11.0	11.0	11.4	11.4
Restricted funds for subscription receipts deposit	Level 2	700.4	700.4	700.1	700.1
Equity swap agreements	Level 2	5.3	5.3	(0.6)	(0.6)
Forward foreign currency contracts	Level 2	—	—	7.5	7.5
Contingent consideration arising on business combination	Level 3	(11.2)	(11.2)	(11.2)	(11.2)
Derivative assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	5.0	5.0	5.1	5.1
Forward foreign currency contracts	Level 2	(5.6)	(5.6)	16.5	16.5
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	489.4	489.4	478.7	478.7
Investment in finance leases	Level 2	120.6	136.6	128.5	141.0
Advances to a portfolio investment	Level 2	11.0	11.0	11.1	11.1
Other assets(2)	Level 2	28.5	28.5	28.6	29.0
Accounts payable and accrued liabilities(3)	Level 2	(535.2)	(535.2)	(674.9)	(674.9)
Liabilities for subscription receipts	Level 2	(714.4)	(714.4)	(714.1)	(714.1)
Total long-term debt(4)	Level 2	(1,996.3)	(2,209.6)	(2,010.9)	(2,216.3)
Other non-current liabilities(5)	Level 2	(175.8)	(198.7)	(174.2)	(187.4)
Financial assets measured at FVOCI
Equity investments	Level 3	1.5	1.5	1.5	1.5
		$(1,375.3)	$(1,595.5)	$(1,270.8)	$(1,476.5)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

During the three months ended June 30, 2021, there were no changes in level 3 financial instruments.
42 I CAE First Quarter Report 2022

Notes to the Consolidated Interim Financial Statements

NOTE 12 – RELATED PARTY TRANSACTIONS
The Company’s outstanding balances with its equity accounted investees are as follows:

	June 30	March 31
	2021	2021
Accounts receivable	$31.6	$33.3
Contract assets	22.6	14.3
Other non-current assets	23.6	26.4
Accounts payable and accrued liabilities	5.4	5.8
Contract liabilities	24.3	22.0
Other non-current liabilities	1.5	1.5

The Company’s transactions with its equity accounted investees are as follows:

Three months ended June 30	2021	2020
Revenue	$36.2	$38.3
Purchases	0.8	0.5
Other income	0.3	0.4

NOTE 13 – EVENTS AFTER THE REPORTING PERIOD
Acquisition of L3Harris Technologies’ Military Training business
On July 2, 2021, the Company concluded the previously announced acquisition of L3Harris Technologies’ Military Training business for US$1.05 billion, subject to purchase price adjustments. The L3Harris Technologies' Military Training business includes Link Simulation & Training, Doss Aviation and AMI. Link Simulation & Training is one of the leading providers of military training solutions in the U.S., Doss Aviation is the provider of initial flight training to the United States Air Force, and AMI is a design and manufacturing facility for simulator hardware. The acquisition will expand the Company’s position as a platform-agnostic training systems integrator by diversifying its training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing its training and simulation capabilities in space and cyber.

The Company is currently assessing the fair value of assets acquired and liabilities assumed and will disclose the preliminary purchase price allocation in its consolidated interim financial statements for the second quarter ending September 30, 2021.

Conversion of subscriptions receipts into common shares and issuance of term loans
On July 2, 2021, concurrent with the completion of the L3Harris Technologies’ Military Training business acquisition, 22,400,000 outstanding subscription receipts were converted into CAE common shares in accordance with the terms of the subscription receipts, on a one-for-one basis. Proceeds from the issuance of the subscription receipts together with interest earned totaling $700.4 million were released from escrow and used to fund the acquisition of L3Harris Technologies’ Military Training business. Also on July 2, 2021, the Company entered into unsecured term loan agreements for an aggregate amount of US$300.0 million, which consists of a first tranche of US$175.0 million due in 2023 and a second tranche of US$125.0 million due in 2025, bearing interest at variable rates.

Financial participation from the Government of Canada and the Government of Québec
On July 15, 2021, the Company announced new financial participation, subject to the finalization of definitive agreements, from the Government of Canada and the Government of Québec who will fund up to $190.0 million and $150.0 million, respectively, in the form of partially repayable loans for eligible spending related to R&D projects. The investments will fund Project Resilience, a plan to invest in R&D innovations over the next 5 years with the aim to develop technologies of the future, including digitally immersive solutions using data ecosystems and artificial intelligence in Civil Aviation, Defence and Security and Healthcare.
CAE First Quarter Report 2022 I 43